SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Republic Services, Inc.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_____________________________________________________________________________________________________________________________________________________________________

May 2021

Re:      Support Integration of ESG Metrics into Executive Pay (Item 4)

Dear Republic Services Shareholder:

At Republic Services, Inc.’s (NYSE: RSG) May 21st shareholders meeting, we urge you to vote FOR Item 4, a resolution calling for a report on how the company plans to integrate ESG metrics into its executive compensation plans.

There is no question that ESG factors are central to the long-term success of Republic Services; the more pressing issue is whether Republic Services, like many of its peers, is establishing robust linkages between its ESG performance and senior executive compensation.  The answer is no.  Despite over 120 references to ‘sustainability’ and nearly three dozen mentions of ‘safety’ in the proxy statement, not one is as an executive pay metric.  In fact, the more Republic Services touts its ESG credentials, the more glaring the disconnect is between what the company says it believes to be important, and what it actually incentivizes executives to achieve.  It is well-known in corporate governance that what gets ‘measured’ – and rewarded – gets ‘managed,’ and this is especially critical at the moment for Republic Services: sanitation work is not only among the top most hazardous civilian occupations in the country,1 but arguably one of the most dangerous of the essential work categories amid the pandemic given the additional potential exposure to contaminated waste.

This is not a solicitation to vote your proxy.  Please DO NOT send us your proxy card as it will not be voted.

1 Refuse and recyclable material collectors had the fifth highest fatal work injury rate among civilian occupations in 2018, according to the Bureau of Labor Statistics, and the sixth highest in 2019.

In what follows, we take the opportunity to respond in full to Republic Services’ oppositional statement, clarifying that the company’s pay plan in no way considers ESG factors; that this is at odds with a growing number of the company’s peers; and that the company’s human capital management practices during the pandemic, rather than showcasing the company’s sustainability practices, demonstrates their lack of accountability and rigor.

Teamster affiliated pension and benefit funds have more than $100 billion invested in the capital markets and are long-term shareholders in Republic Services.

Republic Services Oppositional Statement

Republic Services insists that "sustainability is at the core of our culture and our strategy …. [and] part of our daily operations.”  A laudable statement, indeed, but one that is commonplace among corporations today.  What is missing, however, is a direct line of sight from these goals to executive compensation.  Instead, the company argues that by incorporating ESG goals into its strategic plan, performance against those goals will show up in the conventional financial metrics it uses in its executive pay plan, namely Earnings Per Share and Free Cash Flow in the short-term plan, and Return on Invested Capital, Relative Total Shareholder Return and Cash Flow Value Creation (a measure of economic value added) in the performance shares.  In this way, ESG is supposedly everywhere, but is in fact nowhere in particular, with ESG performance ultimately at risk of being marginalized or drowned out.  Moreover, while the company goes to great lengths to demonstrate how the various financial metrics interact with one another to capture value-creation, it is almost impossible to similarly trace out how ESG improvements, say on health and safety, would be captured and rewarded by the interaction of these complex financial measures.  In contrast, we note almost half of the companies disclosed in the proxy statement as ‘peers’ integrate some sort of specific ESG consideration into their pay plan and it is a relatively common practice among the company’s waste management competitors.2

This is not a solicitation to vote your proxy.  Please DO NOT send us your proxy card as it will not be voted.

2 Of the peer companies disclosed in the proxy statement, Air Products, Canadian National Railway, Canadian Pacific Railway, CSX Corp, Waste Connections and Stericycle consider ESG factors in their compensation arrangements. In addition, we note that other waste management companies, including GFL Environmental, U.S. Ecology, and Covanta Holdings provide for some sort of ESG linkage to their pay plans.

Second, the company insists that its “ESG commitments … shaped [its] pandemic response.”  Yet, as described in the supporting statement for this proposal, we are far from convinced that Republic Services has demonstrated strong performance on health and safety practices tied to the Covid-19 pandemic.  Various media outlets, for instance, including the Fast Company and Vice Magazine, have reported that employees lacked timely provision of personal protection equipment-- especially critical given their handling of potentially contaminated waste and the surge in residential volumes.3  We also find it baffling, in fact worrying, that the company appears to believe that the $14 million in bonuses it provided to its more than 28,000 employees is an example of strong human capital management practices.  The award represents less than 50% of the $28.3 million in total compensation paid to the NEOs in 2020 – or circa 2% of the cash returned to shareholders through repurchases and dividends for the year -- and amounts to just $500 per worker despite “record-setting operational and financial results” that “outperform[ed] expectations.”

Summary

With ESG clearly critical to the long-term success of Republic Services, and with the integration of ESG metrics into compensation increasingly common among peers, we believe the requested report would go a long way to advancing the company’s incentive and accountability structures.  Accordingly, we urge your support for Item 4.

For more information, please contact Michael Pryce-Jones by email at: mpryce-jones@teamster.org or by telephone at: 202-769-8842.

Sincerely,

Ken Hall

General Secretary-Treasurer

KH/cz

This is not a solicitation to vote your proxy.  Please DO NOT send us your proxy card as it will not be voted.

3“Garbage collectors are on the front lines of Covid-19, but without the protection they need,” Fast Company, May 8, 2020; “Sanitation workers say they are not getting basic protective equipment during pandemic,” Vice, April 6, 2020.